Exhibit 99.2

FOR IMMEDIATE RELEASE:

August 13, 2024

MEDIA CONTACT:

Chloe Swicegood

(850) 702-9800

chloe@sachsmedia.com

Edward and Ludmila Smolyansky File Consent Statement to Change Leadership at Lifeway Foods (NASDAQ: LWAY)

CHICAGO, IL — Son and mother Edward and Ludmila Smolyansky, significant shareholders of Lifeway Foods, Inc. (NASDAQ: LWAY), today announced the filing of a consent statement with the U.S. Securities and Exchange Commission, marking the launch of their “Life Back to Lifeway” campaign.

The campaign seeks to replace the health food company’s current Board of Directors, including CEO Julie Smolyansky, with leadership committed to revitalizing the company with a strategic vision aligned with the best interests of its shareholders. The Lifeway board has overseen significant and repeated failures of corporate governance that have harmed the business and its employees and driven poor financial results for shareholders.

"Under my sister Julie’s authority, Lifeway has been on autopilot for far too long, missing critical market opportunities due to a lack of strategic vision," said Edward Smolyansky, former COO of Lifeway Foods. "It’s time for a fresh approach to leadership that prioritizes growth and innovation over personal agendas."

Ludmila Smolyansky, co-founder and former Chairperson of Lifeway Foods, added, "This decision hasn’t been easy, but my focus is on what’s best for Lifeway. The company, started by my husband and me in 1986, needs a fresh direction that honors its legacy while securing its future. A new path forward will benefit everyone — our employees, our shareholders, and even my daughter Julie."

Lifeway Foods Inc. was founded by Michael Smolyansky in 1986 and run with support from his wife Ludmila. When Michael passed away in 2002, his children Julie and Edward took over leadership, with Julie as CEO and Edward Smolyansky as COO.

The Life Back to Lifeway campaign underscores the Smolyanskys’ commitment to revitalizing the company with a clear vision and strategic plan that prioritizes greater marketing investments, improved ethical governance, and more efficient operations and processing techniques.

For more information and updates, visit lifebacktolifeway.com.